September 16, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

Re:	American International Group, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarter Ended June 30, 2008 File No. 1-8787
Dear Mr. Rosenberg:
In response to our discussion with various members of the Staff of the Commission on Friday, September 12, 2008 regarding American International Group, Inc.’s (AIG) captioned filings, this letter presents a unified discussion of our super senior credit default swap portfolio as we intend to present it in our Form 10-Q for the quarter ended September 30, 2008, and provides certain supplemental information requested by the Staff.
AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filings is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
AIGFP’s Super Senior Credit Default Swap Portfolio
AIGFP wrote credit protection on the super senior risk layer of diversified portfolios of corporate debt, prime residential mortgages, CLOs and multi-sector CDOs. In these transactions, AIGFP is at risk on the super senior risk layer related to a diversified portfolio referenced to loans or debt securities. That is, AIGFP is obligated to perform under the credit protection written only after various layers of subordinated interests in the diversified portfolios have been exhausted by losses on the underlying loans or securities. To a lesser extent, AIGFP also wrote protection on tranches below the super senior risk layer, primarily in respect of regulatory capital transactions.
At September 30, 2008, the notional amount, fair value and unrealized market valuation loss of the AIGFP super senior credit default swap portfolio, including certain regulatory capital relief transactions, by asset class were as follows:

Unrealized Market
Valuation Loss
(Gain)
			Three	Nine
		Fair Value	Months	Months
		Loss at	Ended	Ended
	Notional	September 30,	September 30,	September 30,
(in millions)	Amount	2008	2008(a)	2008(a)

Regulatory Capital:(b)
Corporate loans	$	$—	$—	$—
Prime residential mortgages		—	—	—
Other(c)(d)

Total

Arbitrage:
Multi-sector CDOs, including 2a-7 Puts(e)
Corporate debt/CLOs

Total

Mezzanine tranches(f)

Total	$	$ (g)	$	$

(a)	Includes credit valuation adjustment gains of $XX million and $XXX million, respectively, for the three- and nine-month periods ended September 30, 2008.

(b)	Represents predominantly transactions written to facilitate regulatory capital relief.

(c)	Represents transactions where AIGFP believes the counterparties are no longer using the transactions to obtain regulatory capital relief.

(d)	During the second quarter of 2008, a European RMBS regulatory capital relief transaction with a notional amount of $1.6 billion was not terminated as expected when it no longer provided regulatory capital relief to the counterparty.

(e)	Approximately $XX.X billion in net notional amount includes some exposure to U.S. sub-prime mortgages and approximately $X.X billion in net notional amount includes CDOs of CMBS.

(f)	Represents credit default swaps written by AIGFP on tranches below super senior on certain regulatory capital relief trades.

(g)	Fair value amounts are shown before the effects of counterparty netting adjustments.
General Contractual Terms
AIGFP enters into credit derivative transactions in the ordinary course of its business. The majority of AIGFP’s credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. Generally, AIGFP provides such credit protection on a “second loss” basis, under which AIGFP’s payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of “first losses.”

Typically, the credit risk associated with a designated portfolio of loans or securities is tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. At origination, there is usually an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers ranging from generally a BBB-rated layer to one or more AAA-rated layers. In transactions that are rated by rating agencies, a significant majority of the risk layers or tranches that are immediately junior to the threshold level above which AIGFP’s payment obligation would generally arise were rated AAA at origination. In transactions that are not rated, AIGFP applies equivalent risk criteria for setting the threshold level for its payment obligations. Therefore, the risk layer assumed by AIGFP with respect to the designated portfolio of loans or securities in these transactions is often called the “super senior” risk layer, defined as the layer of credit risk senior to a risk layer that has been rated AAA by the credit rating agencies, or if the transaction is not rated, equivalent thereto.
Regulatory Capital Portfolio
Approximately $XXX billion (consisting of corporate loans and prime residential mortgages) of the $XXX billion in notional exposure of AIGFP’s super senior credit default swap portfolio as of September 30, 2008 represented derivatives written for financial institutions, principally in Europe, for the purpose of providing regulatory capital relief rather than risk mitigation. In exchange for a minimum guaranteed fee, the counterparties receive credit protection with respect to diversified loan portfolios they own, thus improving their regulatory capital position. These transactions generally provide for cash settlement; however, AIGFP does not expect to be required to make payments under these contracts during their estimated life. Under the typical settlement provisions in these transactions, cash payments from AIGFP would be due following the occurrence of certain defined credit events if the resulting aggregate losses (deemed or realized) on the protected portfolio exceed the threshold level at which AIGFP’s payment obligations commence. In these circumstances, once aggregate losses on loans exceed the relevant threshold, AIGFP would usually be required to pay the par value of further affected loans less any amounts recovered, or deemed recovered, by the lender upon a work-out of those loans in accordance with the lenders credit and collection policies. In some cases, the amounts that AIGFP would be required to pay will be calculated as the difference between the par value of the relevant loan and the market value of the loan determined by reference to market quotations. These derivatives are generally expected to terminate at no additional cost to the counterparty when the transactions no longer provide a regulatory capital benefit. AIG expects that the majority of these transactions will be terminated within the next [6 to 18] months by AIGFP’s counterparties. As of [October 20], 2008, $XX.X billion in notional exposures have either been terminated or are in the process of being terminated. AIGFP was not required to make any payments as part of these terminations and in certain cases was paid a fee upon termination.
Arbitrage Portfolio
Approximately $XX billion of the $XXX billion in notional exposure on AIGFP’s super senior credit default swaps as of September 30, 2008 are arbitrage-motivated transactions written on multi-sector CDOs or designated pools of investment grade corporate debt or CLOs.
While certain credit default swaps written on corporate debt are cash settled, the majority of the credit default swaps written on multi-sector CDOs and CLOs require physical settlement. In these cases, AIGFP would be required to purchase the referenced super senior security at par upon the occurrence of a credit event related to that security. Thus, for physically settled contracts, the economic loss at the time of settlement is determined by the difference between the par value of the referenced security and the fair value of such security. For those credit default swaps written on multi-sector CDOs and CLOs and on corporate debt that are cash settled, cash payments from AIGFP would be due following the occurrence of certain defined credit events if the resulting aggregate losses (deemed or realized) on the protected portfolio exceed the threshold level at which AIGFP’s payment obligations commence. In these circumstances, once aggregate losses on the referenced portfolio exceed the relevant threshold, AIGFP would usually be required to pay either any additional losses (deemed or realized) on the protected portfolio less any amounts recovered, or deemed recovered, with respect to that portfolio or the difference between the par value of any further affected referenced securities and the market value of those securities determined by reference to market quotations.
Certain of the AIGFP credit default swaps with an aggregate notional amount totaling $X.X billion protect CDOs that include over-collateralization provisions which adjust the value of the collateral based, in part, on the ratings of the collateral underlying the CDOs. If the over-collateralization provisions are not satisfied, an event of default would occur triggering a right by a specified controlling class of note holders to accelerate the payment of principal and interest on the referenced security. In certain of these circumstances, AIGFP may be required to purchase the referenced super senior security at par upon the acceleration of the security. As of [October 20], 2008, [six] CDOs for which AIGFP had written credit protection on the super senior CDO securities had experienced events of default. [One] of these CDOs has been accelerated and AIGFP extinguished a portion of its swap obligations by purchasing the protected CDO security for $XXX million, which equaled the principal amount outstanding related to this obligation. AIGFP’s remaining notional exposure with respect to these CDOs was $X.X billion at [October 20], 2008. AIGFP cannot currently determine if and when it may be required to perform its obligations in the future under the foregoing provisions, including the timing of any additional purchases that might be required. Therefore, there can be no assurance that the extinguishment of these obligations by AIGFP will not have a material effect on AIG’s liquidity.
Included in the multi-sector CDO portfolio are maturity-shortening puts that allow the holders of the securities issued by certain CDOs to treat the securities as short-term eligible 2a-7 investments under the Investment Company Act of 1940 (2a-7 Puts). The general terms of these transactions differ from those referenced above. Holders of securities are required, in certain circumstances, to tender their securities to the issuers at par. If an issuer’s remarketing agent is unable to resell the securities so tendered, AIGFP must purchase the securities at par as long as the security has not experienced a payment default or certain bankruptcy events have not occurred. During the nine-month period ended September 30, 2008, AIGFP repurchased securities with a principal amount of approximately $XXX million in connection with these obligations. In certain transactions, AIGFP has contracted with third parties to provide liquidity for the securities if they are put to AIGFP for up to a three-year period. Such unused liquidity facilities totaled $X.X billion at [September 30, 2008], compared to the notional exposure of $XX.X billion on the 2a-7 Puts at that date.
Collateral
Certain of AIGFP’s credit default swaps are subject to collateral posting provisions. These provisions differ among counterparties and asset classes. In the case of most of the multi-sector CDO transactions, the amount of collateral required is determined based on the change in value of the underlying security that represents the super senior risk layer subject to credit protection, and not on the change in value of the super senior credit derivative.
AIGFP has received collateral calls from counterparties in respect of certain super senior credit default swaps (including those entered into by counterparties for regulatory capital relief purposes and those in respect of corporate debt/CLOs). Frequently, valuation estimates made by counterparties with respect to certain super senior credit default swaps or the underlying reference CDO securities, for purposes of determining the amount of collateral required to be posted by AIGFP in connection with such instruments, have differed, at times significantly, from AIGFP’s estimates. In almost all cases, AIGFP has been able to successfully resolve the differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements, some of which are for specified periods of time. Due to the ongoing nature of these collateral calls, AIGFP may engage in discussions with one or more counterparties in respect of these differences at any time. As of September 30, 2008, AIGFP had posted collateral (or had received collateral, where offsetting exposures on other transactions resulted in the counterparty posting to AIGFP) based on exposures, calculated in respect of super senior credit default swaps, in an aggregate net amount of $XX.X billion. Valuation estimates made by counterparties for collateral purposes were considered in the determination of the fair value estimates of AIGFP’s super senior credit default swap portfolio.
Models and Modeling
AIGFP values its credit default swaps written on the super senior risk layers of designated pools of debt securities or loans using internal valuation models, third-party prices and market indices. The specific valuation methodologies vary based on the nature of the referenced obligations and availability of market prices.

The valuation of the super senior credit derivatives continues to be challenging given the limitation on the availability of market observable information due to the lack of trading and price transparency in the structured finance market, particularly during and since the fourth quarter of 2007. These market conditions have increased the reliance on management estimates and judgments in arriving at an estimate of fair value for financial reporting purposes. Further, disparities in the valuation methodologies employed by market participants and the varying judgments reached by such participants when assessing volatile markets have increased the likelihood that the various parties to these instruments may arrive at significantly different estimates as to their fair values.
AIGFP’s valuation methodologies for the super senior credit default swap portfolio have evolved in response to the deteriorating market conditions and the lack of sufficient market observable information. AIG has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis.
Arbitrage Portfolio — Multi-Sector CDOs
The underlying assumption of the valuation methodology for credit default swaps in AIGFP’s multi-sector CDO portfolio is that, in order to be willing to assume the obligations under a credit default swap, a market participant would require payment of the full difference between the cash price of the underlying tranches of the referenced securities portfolio and the notional amount specified in the credit default swap.
AIGFP uses a modified version of the Binomial Expansion Technique (BET) model to value its credit default swap portfolio written on super senior tranches of CDOs of asset-backed securities (ABS), including the 2a-7 Puts. The BET model was developed by a major rating agency to generate expected loss estimates for CDO tranches and derive a credit rating for those tranches, and has been widely used ever since.
AIG selected the BET model for the following reasons:
•	it is known and utilized by other institutions;

•	it has been studied extensively, documented and enhanced over many years;

•	it is transparent and relatively simple to apply;

•	the parameters required to run the BET model are generally observable; and

•	it can easily be modified to use probabilities of default and expected losses derived from the underlying collateral securities market prices instead of using rating-based historical probabilities of default.
The BET model has certain limitations. A well known limitation of the BET model is that it can understate the expected losses for super senior tranches when default correlations are high. The model uses correlations implied from diversity scores which do not capture the tendency for correlations to increase as defaults increase. Recognizing this concern, AIG tested the sensitivity of the valuations to the diversity scores. The results of the testing demonstrated that the valuations are not very sensitive to the diversity scores because the expected losses generated from the prices of the collateral pool securities are currently high, breaching the attachment point in most transactions. Once the attachment point is breached by a sufficient amount, the diversity scores, and their implied correlations, are no longer a significant driver of the valuation of a super senior tranche.
AIGFP has adapted the BET model to estimate the price of the super senior risk layer or tranche of the CDO. To generate the estimate, the model uses the prices for the securities comprising the portfolio of a CDO as an input and converts those prices to credit spreads over current LIBOR-based interest rates. These credit spreads are used to determine implied probabilities of default and expected losses on the underlying securities. This data is then aggregated and used to estimate the expected cash flows of the super senior tranche of the CDO.
The application of the modified BET model involves the following steps for each individual super senior tranche of the CDO in the portfolio:
1)	Calculation of the cash flow pattern that matches the weighted average life for each underlying security of the CDO;

2)	Calculation of an implied credit spread for each security from the price and cash flow pattern determined in step 1, and then conversion of that spread into its implied probability of default using market standard credit analyses;

3)	Generation of expected losses for each underlying security using the probability of default and recovery rate;

4)	Aggregation of the cash flows for all securities to create a cash flow profile of the entire collateral pool within the CDO;

5)	Division of the collateral pool into a number of hypothetical independent identical securities (idealized securities) based on the CDO’s diversity score so that the cash flow effects of the portfolio can be mathematically aggregated properly;

6)	Simulation of the default behavior of the idealized securities using a Monte Carlo simulation and aggregation of the results to derive the effect of the expected losses on the cash flow pattern of the super senior tranche taking into account the cash flow diversion mechanism of the CDO;

7)	Discounting of the expected cash flows determined in step 6 using LIBOR-based interest rates to estimate the value of the super senior tranche of the CDO; and

8)	Adjusting of the model value for the super senior multi-sector CDO credit default swap for the effect of the risk of non-performance by AIG using the credit spreads of AIG available in the marketplace.
AIGFP employs a Monte Carlo simulation in step 6 above to assist in quantifying the effect on the valuation of the CDOs of the unique aspects of the CDOs’ structure such as triggers that divert cash flows to the most senior part of the capital structure. The Monte Carlo simulation is used to determine whether an underlying security defaults in a given simulation scenario and, if it does, the security’s implied random default time and expected loss. This information is used to project cash flow streams and to determine the portfolio expected losses.
In addition to calculating an estimate of the fair value of the super senior tranche referenced in the credit default swaps using its internal model, AIGFP also considers collateral calls and the price estimates for the super senior CDO securities provided by third parties, including counterparties to these transactions to validate the results of the model and to determine the best available estimate of fair value.
The following table presents the notional amount and fair value of the multi-sector super senior credit default swap portfolio using AIGFP’s fair value methodology at September 30, 2008.

Fair Value
Loss at
	Notional	September 30,
(in millions)	Amount	2008

BET model	$XX	$XX
Third party price	XX	XX
Average of BET model and third party price	XX	XX
Other	XX	XX

Total	$XX	$XX

The unrealized market valuation losses of $XX.X billion recorded on AIGFP’s super senior multi-sector CDO credit default swap portfolio represent the cumulative change in fair value of these derivatives, which represents AIG’s best estimate of the amount it would need to pay to a willing, able and knowledgeable third party to assume the obligations under AIGFP’s super senior multi-sector credit default swap portfolio as of September 30, 2008.
Arbitrage Portfolio —Corporate Debt/CLOs
The valuation of credit default swaps written on portfolios of investment-grade corporate debt and collateralized loan obligations (CLOs) is less complex than the valuation of super senior multi-sector CDO credit default swaps and the valuation inputs are more transparent and readily available.
In the case of credit default swaps written on portfolios of investment-grade corporate debt, AIGFP estimates the fair value of its obligations by comparing the contractual premium of each contract to the current market levels of the senior tranches of comparable credit indices, the iTraxx index for European corporate issuances and the CDX index for U.S. corporate issuances. These indices are considered to be reasonable proxies for the referenced portfolios.
AIGFP estimates the fair value of its obligations resulting from credit default swaps written on CLOs to be equivalent to the par value less the current market value of the referenced obligation. Accordingly, the value is determined by obtaining third-party quotes on the underlying super senior tranches referenced under the credit default swap contract.
No assurance can be given that the fair value of AIGFP’s arbitrage credit default swap portfolio would not change materially if other market indices or pricing sources were used to estimate the fair value of the portfolio.
Regulatory Capital Portfolio

In the case of credit default swaps written to facilitate regulatory capital relief, AIGFP estimates the fair value of these derivatives by considering observable market transactions. Principally this includes the early termination of these transactions by counterparties, and other market data, to the extent relevant. In light of early termination experience to date and after other analyses, AIG determined that there was no unrealized market valuation adjustment for this regulatory capital relief portfolio for the nine-month period ended September 30, 2008 other than for transactions where AIGFP believes the counterparties are no longer using the transactions to obtain regulatory capital relief. AIG will continue to assess the valuation of this portfolio and monitor developments in the marketplace. Given the significant deterioration in the credit markets and the risk that AIGFP’s expectations with respect to the termination of these transactions by its counterparties may not materialize, there can be no assurance that AIG will not recognize unrealized market valuation losses from this portfolio in future periods, and recognition of even a small percentage decline in the fair value of this portfolio could be material to an individual reporting period.
During the second quarter of 2008, a regulatory capital relief transaction with a notional amount of $1.6 billion and a fair value loss of $125 million was not terminated as expected when it no longer provided regulatory capital benefit to the counterparty. This transaction provided protection on an RMBS unlike the other regulatory transactions, which provide protection on loan portfolios held by the counterparties. The documentation for this transaction contains provisions not included in AIGFP’s other regulatory capital relief transactions, which enable the counterparty to arbitrage a specific credit exposure.
Key Assumptions Used in the BET model — Multi-Sector CDOs
The most significant assumption used in the BET model is the pricing of the individual securities within the CDO collateral pools. The following table summarizes the weighted average price at June 30, 2008 and September 30, 2008, and the percentage of the total CDO collateral pools at September 30, 2008, by ABS category.

Percentage of
		Weighted	Total CDO
		Average Price	Collateral Pools
	Weighted Average	September 30,	September 30,
ABS Category	Price June 30, 2008	2008	2008
Inner CDOs	XX%	XX%	XX%
CMBS	XX%	XX%	XX%
Prime	XX%	XX%	XX%
Alt-A	XX%	XX%	XX%
Subprime	XX%	XX%	XX%
Other	XX%	XX%	XX%
Total	XX%	XX%	100.00%

Prices for the individual securities held by a CDO are obtained in most cases from the CDO collateral managers, to the extent available. For the quarter ended September 30, 2008, CDO collateral managers provided market prices for approximately XX percent of the underlying securities. When a price for an individual security is not provided by a CDO collateral manager, AIGFP derives the price through a pricing matrix using prices from CDO collateral managers for similar securities. Substantially all of the CDO collateral managers who provided prices used dealer prices for all or part of the underlying securities, in some cases supplemented by third party pricing services.
The BET model also uses diversity scores, weighted average lives, recovery rates and discount rates. The determination of some of these inputs requires the use of judgment and estimates, particularly in the absence of market observable data. Diversity scores (which reflect default correlations between the underlying securities of a CDO) are obtained from CDO trustees or implied from default correlations. Weighted average lives of the underlying securities are obtained, when available, from external subscription services such as Bloomberg and Intex and if not available, AIGFP utilizes an estimate reflecting known weighted average lives. Collateral recovery rates are obtained from the multi-sector CDO recovery data of a major rating agency. AIGFP utilizes a LIBOR-based interest rate curve to derive its discount rates.
Valuation Sensitivity — Arbitrage Portfolio
Multi-Sector CDOs
Set forth in the paragraphs below are sensitivity analyses that estimate the effects of using alternative pricing and other key inputs on AIG’s calculation of the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio. While AIG believes that the ranges used in these analyses are reasonable, given the current difficult market conditions, AIG is unable to predict which of the scenarios is most likely to occur. Actual results in any period are likely to vary, perhaps materially, from the modeled scenarios, and there can be no assurance that the unrealized market valuation loss related to the AIGFP super senior credit default swap portfolio will be consistent with any of the sensitivity analyses.
As mentioned above, the most significant assumption used in developing the estimate is the pricing of the securities within the CDO collateral pools. These prices are used to derive default probabilities and expected losses that are used in the BET model. If the actual pricing of the securities within the collateral pools differs from the pricing used in estimating the fair value of the super senior credit default swap portfolio, there is potential for material variation in the fair value estimate. A decrease by five points (for example, from 87 cents per dollar to 82 cents per dollar) in the aggregate price of the underlying collateral securities would cause an additional unrealized market valuation loss of approximately $X.X billion, while an increase in the aggregate price of the underlying collateral securities by five points (for example, from 90 cents per dollar to 95 cents per dollar) would reduce the unrealized market valuation loss by approximately $X.X billion. Any further declines in the value of the underlying collateral securities held by a CDO will similarly affect the value of the super senior CDO securities given their significantly depressed valuations. Given the current difficult market conditions, AIG cannot predict reasonably likely changes in the prices of the underlying collateral securities held within a CDO at this time.
The following table presents other key inputs used in the valuation of the credit default swap portfolio written on the super senior securities issued by multi-sector CDOs, and the potential increase (decrease) to the unrealized market valuation loss at September 30, 2008 calculated using the BET model for changes in these key inputs:

Increase
(Decrease) To
Unrealized Market
(in millions)	Valuation Loss

Weighted average lives
Effect of an increase of 1 year	$
Effect of a decrease of 1 year
Recovery rates
Effect of an increase of 10%
Effect of a decrease of 10%
Diversity scores
Effect of an increase of 5
Effect of a decrease of 5
Discount curve
Effect of an increase of 100 basis points

These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the key inputs will not exceed, perhaps significantly, the ranges assumed by AIG for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these key inputs can be interpolated or extrapolated from the results set forth above.

Corporate Debt
The following table represents the relevant market credit indices and index CDS maturity used in the valuation of the credit default swap portfolio written on investment-grade corporate debt and the increase (decrease) to the unrealized market valuation loss at September 30, 2008 corresponding to changes in these market credit indices and maturity:

	Increase
	(Decrease) To
	Unrealized Market
(in millions)	Valuation Loss

CDS maturity (in years)		5		7		10
CDX Index
Effect of an increase of 10 basis points	$		$		$
Effect of a decrease of 10 basis points
iTraxx Index
Effect of an increase of 10 basis points
Effect of a decrease of 10 basis points

These results are calculated by stressing a particular assumption independently of changes in any other assumption. No assurance can be given that the actual levels of the indices and maturity will not exceed, perhaps significantly, the ranges assumed by AIGFP for purposes of the above analysis. No assumption should be made that results calculated from the use of other changes in these indices and maturity can be interpolated or extrapolated from the results set forth above.
Stress Testing of Potential Realized Credit Losses — Multi-Sector CDOs
In addition to performing sensitivity analyses around the valuation of the AIGFP super senior credit default swap portfolio, AIG [previously] performed a roll rate analysis to stress the AIGFP super senior multi-sector CDO credit default swap portfolio for potential pre-tax realized credit losses. Credit losses represent the shortfall of principal and/or interest cash flows on the referenced super senior risk layers underlying the portfolio. The analysis assumes that the multi-sector CDO super senior credit default swap portfolio and the referenced obligations acquired by AIGFP in extinguishing its obligations under the swaps are held to maturity.
Two scenarios illustrated in this process resulted in potential pre-tax realized credit losses of approximately $X.X billion (Scenario A) and approximately $X.X billion (Scenario B). The significant assumptions for subprime mortgages used in Scenario A are provided below. Scenario B illustrates the effect of a 20 percent increase (but not in excess of 100 percent) in all Scenario A roll rate default frequency assumptions and in all Scenario A loss severity assumptions across all mortgage collateral (for example, 60 percent increased to 72 percent). Actual ultimate realized credit losses are likely to vary, perhaps materially, from these scenarios, and there can be no assurance that the ultimate realized credit losses related to the AIGFP super senior multi-sector CDO credit default swap portfolio will be consistent with either scenario or that such realized credit losses will not exceed the potential realized credit losses illustrated by Scenario B.
In prior quarters, AIG conducted risk analyses of the AIGFP super senior multi-sector CDO credit default swap portfolio using certain ratings-based static stress tests, which centered around scenarios of further stress on the portfolio resulting from downgrades by the rating agencies from current levels on the underlying collateral in the CDO structures supported by AIGFP’s credit default swaps. During the first quarter of 2008, AIG developed an additional methodology to conduct stress tests for potential realized credit losses from AIGFP’s super senior multi-sector CDO credit default swap portfolio that combined a roll rate estimate of the losses emanating from the subprime and Alt-A RMBS collateral securities in the multi-sector CDOs, plus an estimate of losses arising from CDO securities (inner CDOs) and other ABS, such as CMBS, credit card and auto loan ABS, held by the CDOs. In conducting its risk analyses as of June 30, 2008, AIG discontinued use of the rating-based static stress test and used only the roll rate stress test because it believes that the roll rate stress test is a more reasonable methodology to illustrate potential realized credit losses than the rating-based static stress test used previously.
In the second quarter of 2008, AIG stressed the AIGFP super senior multi-sector CDO credit default swap portfolio using the roll rate analysis enhanced to apply to all RMBS collateral including subprime, Alt-A and prime residential mortgages that comprise the subprime, Alt-A and prime RMBS. This analysis assumed that certain percentages of actual delinquent mortgages will roll into default and foreclosure. It also assumed that certain percentages of non-delinquent mortgages will become delinquent and default over time, with those delinquency percentages depending on the age of the mortgage pool. To those assumed defaults AIG applied loss severities (one minus recovery) to derive estimated ultimate losses for each mortgage pool comprising a subprime, Alt-A and prime RMBS. Because subprime, Alt-A and prime RMBS have differing characteristics, the roll rates and loss severities differed. AIG then estimated tranche losses from these roll rate losses by applying the pool losses up through the capital structure of the RMBS. In this estimate of tranche losses, AIG introduced in the second quarter 2008 an enhancement to the roll rate analysis to take into account the cash flow waterfall and to capture the potential effects, both positive and negative, of cash flow diversion within each CDO. To these estimated subprime, Alt-A and prime RMBS losses AIG added estimated credit losses on the inner CDOs and other ABS, such as CMBS, credit card and auto loan ABS, calculated by using rating-based static percentages, in the case of inner CDOs varying by vintage and type of CDO, and, in the case of other ABS, by rating. In addition to the foregoing, the analysis incorporates the effects of certain other factors such as mortgage prepayment rates, excess spread and delinquency triggers.
Sub-prime RMBS comprise the majority of collateral securities within the multi-sector CDOs. Given adverse real estate market conditions, sub-prime mortgage losses comprise the largest percentage of AIG’s pre-tax credit impairment losses in scenarios A and B.

The roll rate analysis, as mentioned above, consists of projecting credit losses by projecting mortgage defaults and applying loss severities to these defaults. Mortgage defaults are estimated by applying roll rate frequencies to each segment of existing delinquent mortgages and by using loss timing curves to forecast future defaults from currently performing mortgages.
The roll rate default frequency assumptions for sub-prime mortgages by vintage used in the scenario A roll rate analysis are as follows:

	Pre-
Segment	2005	2005	2006	2007
30+ days delinquent	60%	70%	80%	80%
60+ days delinquent	70%	80%	80%	80%
90+ days delinquent + borrower bankruptcies	70%	80%	90%	90%
Foreclosed/REO mortgages	100%	100%	100%	100%
The sub-prime mortgage loss severity assumptions by vintage used in the scenario A roll rate analysis are as follows:

Pre 2H 2004	2H 2004	1H 2005	2H 2005	2006/2007
50%	50%	50%	55%	60%
At March 31, 2008, AIG’s credit-based analyses estimated potential pre-tax realized credit losses at approximately $1.2 billion to $2.4 billion. The estimate of $2.4 billion was derived using the roll rate stress test described above. The increase in the estimated potential realized credit loss illustrated by Scenarios A and B was the result of both enhancements to the model and changes in the assumptions used. The model was enhanced by inclusion of prime RMBS into the portfolio of securities subjected to the roll rate analysis, which increased the estimate by approximately $200 million, and the introduction of analytics to capture the potential effects of the cash flow waterfall, which increased the estimate by approximately $1.0 billion. Changes in assumptions included revisions to the roll rate percentages and loss severities on subprime and Alt-A mortgages in view of deteriorating real estate market conditions, as well as a higher stress to other ABS collateral and the use of current inner CDO ratings in the rating-based static percentage, which in aggregate increased the estimate by approximately $1.4 billion. The potential realized credit loss illustrated by Scenario B is the result of applying different, more highly stressed assumptions to the roll rate analysis model than those used in Scenario A.
Due to the dislocation in the market for CDO and RMBS collateral, AIG does not use the market values of the underlying CDO collateral in estimating its potential realized credit losses. The use of factors derived from market-observable prices in models used to determine the estimates for future realized credit losses could result in materially higher estimates of potential realized credit losses.
Under the terms of most of these credit derivatives, credit losses to AIG would generally result from the credit impairment of the referenced obligations that AIG would acquire in extinguishing its swap obligations. Based upon its most current analyses, AIG believes that any credit losses which may emerge over time at AIGFP will not be material to AIG’s consolidated financial condition, but could be material to AIG’s liquidity. Other types of analyses or models could result in materially different estimates. AIG is aware that other market participants have used different assumptions and methodologies to estimate the potential realized credit losses on AIGFP’s super senior multi-sector CDO credit default swap portfolio, resulting in significantly higher estimates than those resulting from AIG’s roll rate stress testing scenarios. Actual ultimate realized credit losses are likely to vary, perhaps materially, from AIG’s roll rate stress testing scenarios, and there can be no assurance that the ultimate realized credit losses related to the AIGFP super senior multi-sector CDO credit default swap portfolio will be consistent with either scenario or that such realized credit losses will not exceed the potential realized credit losses illustrated by Scenario B.
The potential realized credit losses illustrated in Scenarios A and B are lower than the fair value of AIGFP’s super senior multi-sector CDO credit default swap portfolio, a net loss of $XX.X billion at September 30, 2008. The fair value of AIGFP’s super senior multi-sector CDO credit default swap portfolio is based upon fair value accounting principles, which rely on third-party prices for both the underlying collateral securities and the CDOs that AIGFP’s super senior credit default swaps wrap. These prices currently incorporate liquidity premiums, risk aversion elements and credit risk modeling, which in some instances may use more conservative assumptions than those used by AIG in its roll rate stress testing. Due to the ongoing disruption in the U.S. residential mortgage market and credit markets and the downgrades of RMBS and CDOs by the rating agencies, the market continues to lack transparency around the pricing of these securities. These prices are not necessarily reflective of the ultimate potential realized credit losses AIGFP could incur in the future related to the AIGFP super senior multi-sector CDO credit default swap portfolio, and AIG believes they incorporate a significant amount of market-driven risk aversion.
Supplemental Information
During our conversation on Friday, September 12, 2008, you asked us to provide disclosure regarding the notional amount and fair value of the multi-sector super senior credit default swap portfolio using AIGFP’s fair value methodology at June 30, 2008. The following table presents that information.

		Fair
		Value
		Loss at
	Notional	June 30,
(in millions)	Amount	2008

BET model	$25,645	$8,068
Third party price	13,003	4,493
Average of BET model and third party price	35,305	9,757
Other	6,348	2,466

Total	$80,301	$24,785

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Jeffrey P. Riedler, Assistant Director Frank Wyman, Staff Accountant Carl Tartar, Accounting Branch Chief (Securities and Exchange Commission)